SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F   X    Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes        No   X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

CNH GLOBAL N.V.
Form 6-K for the month of July 2006
List of Exhibits:
1.	News Release entitled, “CNH Global N.V. to Release 2nd Quarter 2006 Earnings and Hold Conference Call on Monday, July 24, 2006”

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Richard Hoffman
Richard Hoffman
Corporate Controller & Chief Accounting Officer

July 18, 2006

FOR IMMEDIATE RELEASE
For more information contact:

Thomas Witom	News and Information	(847) 955-3939
Albert Trefts, Jr.	Investor Relations	(847) 955-3821
CNH Global N.V. to Release 2nd Quarter 2006 Earnings and Hold Conference Call on Monday, July 24, 2006
LAKE FOREST, Illinois (July 17, 2006) CNH Global N.V. (NYSE:CNH) will release second quarter financial results at approximately 8:00 a.m. Eastern time on Monday, July 24, 2006. The full text of the release, along with the financial statements, will be available both from PR Newswire and on www.cnh.com.
Also on July 24, at approximately 9:30 a.m. Eastern time, CNH will provide a live, listen-only, audio Webcast of the company’s quarterly conference call with securities analysts and institutional investors.
The Webcast can be accessed either through www.cnh.com or CCBN’s individual investor center at www.earnings.com. Anyone unable to listen to the live Webcast can access the replay at either site for two weeks following the event.
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CNH Case New Holland, a majority-owned subsidiary of Fiat S.p.A. (FIA.MI; NYSE:FIA), is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V. stock is listed at the New York Stock Exchange (NYSE:CNH). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.